1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated February 17, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: February 23, 2004	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

3

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

The Company has noted the recent increase in trading volume of the shares of the Company. The Company confirms that it has commenced preliminary discussions in relation to the potential acquisition of certain telecommunications assets from its Parent.

This announcement is made by China Telecom Corporation Limited (the “Company”) pursuant to paragraph 2 of the Listing Agreement made between The Stock Exchange of Hong Kong Limited and the Company (the “Listing Agreement”).

The board of directors (the “Board”) of the Company has noted the recent increase in trading volume of the shares of the Company and has also noted certain press articles appearing on 17 February 2004 in relation to (i) a potential placing of shares of the Company by China Telecommunications Corporation (the “Parent”) and (ii) the potential acquisition by the Company of further telecommunications assets in the People’s Republic of China (the “PRC”) from the Parent. The Board confirms that it has no information regarding any potential placing of the Company’s shares by the Parent. The Company has confirmed with its Parent that currently no decision has been made by the Parent to place any of the Company’s shares. Separately, the Board confirms that the Company has commenced preliminary discussions with its Parent in relation to the potential acquisition by the Company of certain telecommunications assets from its Parent in the PRC. However, these discussions are preliminary in nature and no understanding or contractual term, including the price or funding of any potential acquisition, has been agreed and the potential acquisition may or may not proceed. Any such acquisition would be subject to factors not within the control of the Company, including but not limited to approvals of shareholders, regulatory and other authorities and would constitute a connected transaction for the purposes of Chapter 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board also confirms that, save as disclosed above, there are no negotiations, understandings or agreements which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

In the meantime, shareholders are strongly advised to exercise caution in dealing in the shares of the Company.

By order of the Board CHINA TELECOM CORPORATION LIMITED Li Ping Company Secretary

Beijing, 17 February 2004